SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2012

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant, by furnishing theinformation contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]     No [x ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- )

This report on Form 6-K is hereby incorporated by reference in the following registration statement of EDAP TMS S.A. on Form F-3: file number 333-177224.

EXHIBIT LIST

Exhibit No.	Description
Exhibit 1.1	Letter Agreement between Rodman & Renshaw, LLC and EDAP TMS SA, dated February 17, 2012
Exhibit 1.2	Amended Letter Agreement between Rodman & Renshaw, LLC and EDAP TMS SA, dated as of March 26, 2012
Exhibit 4.1	Form of Warrant for Ordinary Shares of EDAP TMS SA expiring March 28, 2017
Exhibit 5.1	Opinion of Jones Day, French counsel to EDAP TMS SA
Exhibit 5.2	Opinion of Jones Day, U.S. counsel to EDAP TMS SA
Exhibit 99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2012
EDAP TMS S.A.

/s/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER